



VF 4-28-05

S 05040157 OMMISSION
49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSC Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NW Loop 281, Suite 100
(No. and Street)

Longview (City) TX (State) 75604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C., CPAs
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 100 (Address), Houston, (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSC Securities, L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERYL A. DUNLAP
Notary Public State of Texas
COMM. EXP 11-15-2008

Notary Public

Signature

VP & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Securities, L.C.
Member NASD, SIPC

1-800-444-5371 • (903) 295-4250 • FAX (903) 295-4265
1800 NW LOOP 281, SUITE 100
LONGVIEW, TEXAS 75604

April 1, 2005


SEC MAIL PROCESSING
RECEIVED
APR 7 2005
WASH, D.C.
213
SECTION

NASD/Systems Support
ATTN.: Eleanor Sabalbaro
9509 Key West Avenue, 4th Floor
Rockville, MD 20850

RE: NASD Letter Request (Copy Enclosed)

Dear Ms. Sabalbaro:

Enclosed you will find the Facing Page plus the oath or affirmation as requested in the letter dated March 29, 2005 from NASD District 6. As discussed with the examiner on the phone, the second item (statement of changes in stockholder equity) can be found on page 4 of the report previously filed.

Should you need additional information, please contact me.

Sincerely,

Larry Quinn, CPA
Vice President and Chief Financial Officer

CC: U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Enclosure


NASD

SENT BY CERTIFIED MAIL 7003 0500 0002 9458 7769

March 29, 2005


SEC MAIL PROCESSING
RECEIVED
APR - 7 2005
WASH, D.C. 213 SECTION

BSC Securities, L.C.
1800 N.W. Loop 281, Suite 100
Longview, TX 75604
Attn: James A. Willett

Ladies and Gentlemen:

This acknowledges receipt of your December 31, 2003 [4], annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

Enclosed 1. An oath or affirmation notarized and signed by duly authorized officer, general partner, or proprietor of member of firm. SEC Rule 17a-5(e)(2).

2. Statement of changes in stockholders equity or partners or sole proprietor's capital. SEC Rule 17a5(d)(2).) located on page 4 of report

Enclosed 3. Facing Page (Form X-17A-5 Part III).

Based on the above, your filing does not comply with the requirements of the Rule, which is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 11, 2005**. Questions may be addressed to Aaron Stendell, Associate Examiner, at 972-701-8554.

Sincerely,

Michael Malone
Supervisor of Examiners

/ct

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com